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                             September 26, 2022

       Joseph Passero
       Chief Financial Officer
       SCP & CO Healthcare Acquisition Company
       2909 W Bay to Bay Blvd. , Suite 300
       Tampa, FL 33629

                                                        Re: SCP & CO Healthcare
Acquisition Company
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39921

       Dear Mr. Passero:

               We have reviewed your September 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 17, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       General

   1. We note your response to comment 1. In your response you indicate that non-U.S.
                                                        persons hold an
approximate 23.2% minority interest in the sponsor. Please revise your proposed
disclosure to describe the interests held by non-U.S. persons in the sponsor.
 Joseph Passero
SCP & CO Healthcare Acquisition Company
September 26, 2022
Page 2

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Passero                  Sincerely,
Comapany NameSCP & CO Healthcare Acquisition Company
                                                  Division of Corporation
Finance
September 26, 2022 Page 2                         Office of Real Estate &
Construction
FirstName LastName